SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
202-371-7706 202-661-8251 KATHERINE.ASHLEY@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com November 18, 2019	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR AND EMAIL

Mses. Celeste Murphy and Irene Paik

Branch Chief

Division of Corporation Finance

Office of Life Science

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Achillion Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 5, 2019
File No. 001-33095

Dear Mses. Murphy and Paik:

I am writing on behalf of Achillion Pharmaceuticals, Inc. (“Achillion”) in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Life Science, dated November 15, 2019 (the “Comment Letter”) with respect to the above-referenced Schedule 14A (the “Preliminary Proxy”) as filed with the Commission on November 5, 2019. This letter is being filed with the Commission electronically via the EDGAR system today.

Set forth below is our response to the Staff’s comment as set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Preliminary Proxy.

Celeste Murphy and Irene Paik

November 18, 2019

Preliminary Proxy

The Merger, page 34

We note that you have not provided the information required by Item 14(c)(1) of Schedule 14A. Please revise your disclosure to add this information. In this regard, we note that the consideration offered to security holders consists of cash as well as contingent value rights. As such, this information appears to be material to an informed voting decision. Refer to Instruction 2(a) to Item 14 of Schedule 14A.

Response: Instruction 2(a) to Item 14 of Schedule 14A requires that in transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company (financial information) need not be provided unless the information is material to an informed voting decision, such as when financing is not assured. We respectfully submit that the financial information of the acquiring company, Alexion Pharmaceuticals, Inc. (“Alexion”), is not material to an Achillion security holder’s decision to approve the Merger for the following reasons:

•

The consummation of the Merger is not subject to financing conditions. Pursuant to the Merger Agreement, upon the satisfaction or waiver of the specified closing conditions, Achillion is entitled to seek specific performance from Alexion in order to consummate the Merger. Accordingly, the financial condition of Alexion, and whether it would be able to obtain financing, is not relevant to a consideration of the likelihood of closing of the transaction if it is approved by Achillion security holders.

•

The CVRs represent the only portion of the merger consideration for which Achillion’s stockholders will not receive cash upon closing of the Merger. As disclosed in the Preliminary Proxy, Achillion’s board of directors considered an illustrative net present value for the CVRs of $1.14 per share in approving the Merger with Alexion. This amount represents less than 20% of the $6.30 Cash Merger Consideration per share payable by Alexion upon the closing of the Merger.

•

The milestones that trigger entitlement to payments pursuant to the CVRs and the amounts payable upon the achievement of those milestones are unrelated to the financial performance of Alexion after the closing, but instead relate solely to development of pharmaceutical products and the achievement of certain regulatory approvals. Under the Merger Agreement and the CVR Agreement, Alexion is obligated to make milestone payments in a fixed amount on a per share basis upon the occurrence of certain specified events in clinical trials (the

Celeste Murphy and Irene Paik

November 18, 2019

“Clinical Trial Milestone”) or the approval by the FDA of certain pharmaceutical products (the “Regulatory Approval Milestone”), and to use commercially reasonable efforts to achieve both milestones. As such, neither milestone is tied to Alexion’s financial condition, and therefore historical financial information regarding Alexion is irrelevant to whether the CVR payments will become due or the amounts of the CVR payments.

•

Whether the security holders of Achillion will receive payment pursuant to the CVRs could remain contingent until the expiration of specified milestone periods under the CVR Agreement. In the case of the Clinical Trial Milestone, such payment could remain contingent for four (4) years after the closing of the Merger, and in the case of the Regulatory Approval Milestone, for fifty-four (54) months after the closing of the Merger. Therefore, the historical financial information of Alexion as of the date of the proxy statement is unlikely to be useful to an Achillion security holder’s voting decision with respect to a transaction involving CVRs that may not trigger a payment obligation until several years after the most recent historical financial statements of Alexion that are currently available.

•

Alexion is a global pharmaceutical company with a market capitalization of over $23.9 billion. Based on the Form 10-Q filed by Alexion on October 23, 2019, as of September 30, 2019, Alexion had assets in excess of $14.8 billion, including cash and cash equivalent of over $2.1 billion, which exceed the maximum aggregate amount that could be payable pursuant to the Merger Agreement, including approximately $930 million cash consideration upon closing and approximately $300 million pursuant to the CVRs, estimated as of November 5, 2019. Despite the fact that availability of cash is not a condition to Alexion’s obligation to pay the cash consideration at closing when the closing conditions are met or to pay the contingent consideration due under the CVRs when the milestones are met, there is no reason to believe that an Achillion security holder will require detailed information regarding the historical financial condition of Alexion in order to make a voting decision with respect to a transaction that involves cash payments well within the cash assets most recently disclosed by Alexion in its public filings.

•

Alexion is a public reporting company under Section 13(a) of the Exchange Act and files reports electronically on EDGAR. Accordingly, current information about Alexion’s operating results and financial condition will be readily available to Achillion security holders during the time periods when Alexion has payment obligations pursuant to the CVR Agreement.

For the reasons described above, we do not believe that historical financial information of Alexion is material, or even relevant, to an informed voting decision

Celeste Murphy and Irene Paik

November 18, 2019

of Achillion security holders. Additionally, we note that notwithstanding Instruction 2(a) to Item 14 of Schedule 14A, we have been unable to locate examples of a merger proxy filed via the EDGAR system which contains financial information of an acquiring company in comparable transactions. In contrast, we have identified examples of transactions involving consideration comprised of cash and contingent value rights where no such acquiring company financial information was provided, including in the definitive proxy statement filed for the acquisition of A. Schulman, Inc. by LyondellBasell Industries N.V. (File No. 000-07459), where the consideration consisted of cash and CVRs. Moreover, in the analogous tender offer context, the Staff has not required the inclusion of the financial information of the acquiring company under similar circumstances, such as the acquisition of Ambit Biosciences Corporation by Daiichi Sankyo Company, Ltd. (File No. 005-87467), the acquisition of CVR Energy, Inc. by certain entities affiliated with Icahn Capital L.P. (No. 005-83522), the acquisition of Adolor Corporation by Cubist Pharmaceuticals, Inc. (File No. 005-60253) and the acquisition of Indevus Pharmaceuticals, Inc. by Endo Pharmaceuticals Holdings Inc. (File No. 5-41015).

For the foregoing reasons, we respectfully submit that the financial information with respect to Alexion is not material to a Achillion stockholder’s decision to approve the Merger.

*    *    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (202) 371-7706.

Sincerely,

/s/ Katherine D. Ashley
Katherine D. Ashley

cc:	Martha Manning (Achillion Pharmaceuticals, Inc.)
Graham Robinson (Skadden, Arps, Slate, Meagher & Flom LLP)